NovaGold Canada Inc. A subsidiary of NovaGold Resources Inc.

February 11, 2009

Teck Cominco Metals Ltd.
Teck Cominco Limited
Suite 3300, Bentall 5
550 Burrard Street
Vancouver, BC V6C 0B3

Dear Sirs:

Re: Galore Creek Partnership

We refer to the Galore Creek Partnership Agreement dated August 1, 2007 among NovaGold Canada Inc. (“NovaGold”), Teck Cominco Metals Ltd. (“Teck Cominco”), Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited, as amended by letter agreement among the same parties dated November 25, 2007 (the “Partnership Agreement”). Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to those terms in the Partnership Agreement.

The purpose of this letter is to confirm our agreement with respect to certain matters related to the Partnership and to amend certain provisions of the Partnership Agreement. In this regard, the Parties hereto agree as follows:

1.

The Parties confirm that as of the date hereof and notwithstanding that NovaGold did not fund any portion of the Contribution Demands made in November and December 2008 (the “November and December Demands”), each of NovaGold and Teck Cominco have a 50% Participating Percentage. NovaGold is hereby released from any and all obligations it might have with respect to the November and December Demands.

2.

Each of NovaGold and Teck Cominco acknowledge and confirm the validity of all Contribution Demands made prior to December 31, 2008. NovaGold further confirms that as of December 31, 2008, Teck Cominco had contributed $15,768,564 to the Partnership on account of Studies.

3.

The funding arrangements provided for in the Partnership Agreement are amended such that as and from January 1, 2009, Teck Cominco shall be solely responsible to fund all Contribution Demands whether on account of Studies or otherwise until the aggregate amount contributed by Teck Cominco (including the $15,768,564 contributed by Teck Cominco on account of Studies prior to December 31, 2008 and the $8,574,565 contributed by Teck Cominco on account of the November and December Demands) equals $60 million provided that if the aggregate amount contributed by Teck under this

Suite 2300, 200 Granville Street, Vancouver, BC V6C 1S4 Canada
Telephone 604-669-6227 • Facsimile 604-669-6272 • www.novagold.net
Toronto Stock Exchange: NG • American Stock Exchange: NG

NovaGold Canada Inc.	Page 2
A subsidiary of NovaGold Resources Inc.

paragraph 3 prior to December 31, 2012 is less than $60 million, Teck Cominco will contribute any unspent amount of such $60 million to the Partnership on such date. The Operator will issue Contribution Demands to Teck Cominco (with a copy to NovaGold for information purposes) as Partnership costs are expected to be incurred. Within five business days after execution of this letter agreement by all parties, Teck Cominco will pay the January Contribution Demand.

4.

The obligations of Teck Cominco to make the Contributions to the Partnership provided for in paragraph 3 above (the “Revised Committed Contributions”) are in lieu of the New Committed Contributions. So long as Teck Cominco makes the Revised Committed Contributions as contemplated herein it will remain a Partner with an initial Participating Percentage of 50%. If Teck Cominco fails to make any part of the Revised Committed Contributions, Section 4.7(a) of the Partnership Agreement shall apply mutatis mutandis.

5.

Once Teck Cominco has made the Revised Committed Contributions, NovaGold and Teck Cominco shall be responsible for all Partnership costs whether on account of Studies or otherwise in accordance with their respective Participating Percentages from time to time and the Operator will issue Contribution Demands in respect of those costs to the Partners in such percentages. The Parties agree that the voting rights of each Partner as provided for in Section 5.3(a) of the Partnership Agreement shall be adjusted immediately upon any dilution of a Partner’s Participating Percentage. For example, in the event a Partner’s Participating Percentage is reduced to 49.95%, such Partner shall, so long as its Participating Percentage remains at such level, have 4,995 votes and the other Partner shall have 5,005 votes.

6.

Teck Cominco will have a casting vote on the Partnership Management Committee with respect to the timing and nature of all costs to be incurred by the Partnership (including all Partnership budgets) so long as such Partnership costs are being solely funded by Teck Cominco pursuant to paragraph 3 above.

7.

The Partner’s share of Taxable Income, CEE, CDE, Taxable Loss and other amounts required to be allocated to the Partners under the Tax Act, will be allocated to them substantially on the terms set out in the Partnership Agreement, modified as necessary to fairly reflect the changes in required Contributions set out above.

8.	Except to the extent amended by this letter agreement, the provisions of the Partnership Agreement are hereby ratified and confirmed and the Partnership Agreement remains in effect, unamended.

* * *

NovaGold Canada Inc.	Page 3
A subsidiary of NovaGold Resources Inc.

It is intended that the Parties will enter into an amended and restated Partnership Agreement reflecting the above terms. However, until such amended and restated Partnership Agreement is entered into, the terms and conditions of this letter agreement shall be binding upon the Parties and amend the Partnership Agreement in the manner set forth above.

Please sign below to indicate your agreement to the foregoing.

NOVAGOLD CANADA INC.

Per:	/s/ R.J. MacDonald

NOVAGOLD RESOURCES INC.

Per:	/s/ R.J. MacDonald

TECK COMINCO METALS LTD.

Per:	/s/ Peter Rozee

TECK COMINCO LIMITED

Per:	/s/ Peter Rozee

GALORE CREEK MINING
CORPORATION

Per:	/s/ Robert Scott